May 2016

Pricing Sheet dated May 20, 2016 relating to

Preliminary Terms No. 929 dated May 12, 2016

Registration Statement Nos. 333-200365; 333-200365-12

Filed pursuant to Rule 433

Morgan Stanley Finance LLC

Structured Investments

Opportunities in U.S. Equities

Contingent Income Auto-Callable Securities Based on the Performance of the Common Stock of Bristol-Myers Squibb Company due May 23, 2019, with Step-Up Redemption Threshold Level Feature

With the Coupon and Payment at Maturity Subject to the Performance of the Common Stock of Bristol-Myers Squibb Company

Fully and Unconditionally Guaranteed by Morgan Stanley

Principal at Risk Securities

PRICING TERMS – MAY 20, 2016
Issuer:	Morgan Stanley Finance LLC
Guarantor:	Morgan Stanley
Underlying stock:	Bristol-Myers Squibb Company common stock
Aggregate principal amount:	$3,464,270
Stated principal amount:	$10 per security
Issue price:	$10 per security
Pricing date:	May 20, 2016
Original issue date:	May 25, 2016 (3 business days after the pricing date)
Maturity date:	May 23, 2019
Early redemption:	If, on any of the first eleven determination dates, the determination closing price of the underlying stock is greater than or equal to the then-applicable redemption threshold level, the securities will be automatically redeemed for an early redemption payment on the third business day following the related determination date. No further payments will be made on the securities once they have been redeemed.
Redemption threshold levels:	Determination Dates: 1, 2, 3 and 4 5, 6, 7 and 8 9, 10 and 11

Applicable redemption threshold level:

$74.309, which is equal to approximately 105% of the initial share price

$77.847, which is equal to 110% of the initial share price

$81.386, which is equal to approximately 115% of the initial share price

Early redemption payment:	The early redemption payment will be an amount equal to (i) the stated principal amount plus (ii) the contingent quarterly coupon with respect to the related determination date.
Determination closing price:	The closing price of the underlying stock on any determination date other than the final determination date times the adjustment factor on such determination date
Contingent quarterly coupon:

•   If, on any determination date, the determination closing price or the final share price, as applicable, is greater than or equal to the downside threshold price, we will pay a contingent quarterly coupon at an annual rate of 8.60% (corresponding to approximately $0.215 per quarter per security) on the related contingent payment date.

•   If, on any determination date, the determination closing price or the final share price, as applicable, is less than the downside threshold price, no contingent quarterly coupon will be paid with respect to that determination date.

Determination dates:	August 22, 2016, November 21, 2016, February 21, 2017, May 22, 2017, August 21, 2017, November 20, 2017, February 20, 2018, May 21, 2018, August 20, 2018, November 20, 2018, February 20, 2019 and May 20, 2019, subject to postponement for non-trading days and certain market disruption events. We also refer to May 20, 2019 as the final determination date.
Contingent payment dates:	With respect to each determination date other than the final determination date, the third business day after the related determination date. The payment of the contingent quarterly coupon, if any, with respect to the final determination date will be made on the maturity date.
Payment at maturity:	• If the final share price is greater than or equal to the downside threshold price:	(i) the stated principal amount plus (ii) the contingent quarterly coupon with respect to the final determination date

	• If the final share price is less than the downside threshold price:	(i) the stated principal amount multiplied by (ii) the share performance factor
Share performance factor:	Final share price divided by the initial share price
Adjustment factor:	1.0, subject to adjustment in the event of certain corporate events affecting the underlying stock
Downside threshold price:	$56.616, which is equal to 80% of the initial share price
Initial share price:	$70.77, which is equal to the closing price of the underlying stock on the pricing date
Final share price:	The closing price of the underlying stock on the final determination date times the adjustment factor on such date
CUSIP / ISIN:	61766B457 / US61766B4573
Listing:	The securities will not be listed on any securities exchange.
Agent:	Morgan Stanley & Co. LLC (“MS & Co.”), an affiliate of MSFL and a wholly owned subsidiary of Morgan Stanley. See “Supplemental information regarding plan of distribution; conflicts of interest” in the accompanying preliminary terms.
Estimated value on the pricing date:	$9.547 per security. See “Investment Summary” in the accompanying preliminary terms.
Commissions and issue price:	Price to public	Agent’s commissions and fees	Proceeds to us(3)
Per security	$10.00	$0.20(1)	$9.75
$0.05(2)
Total	$3,464,270	$86,606.75	$3,377,663.25

(1)	Selected dealers, including Morgan Stanley Wealth Management (an affiliate of the agent), and their financial advisors will collectively receive from the agent, MS & Co., a fixed sales commission of $0.20 for each security they sell. For additional information, see “Supplemental information regarding plan of distribution; conflicts of interest” in the accompanying preliminary terms and “Plan of Distribution (Conflicts of Interest)” in the accompanying product supplement.

(2)	Reflects a structuring fee payable to Morgan Stanley Wealth Management by the agent or its affiliates of $0.05 for each security.

(3)	See “Use of proceeds and hedging” in the accompanying preliminary terms.

The securities are not deposits or savings accounts and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency or instrumentality, nor are they obligations of, or guaranteed by, a bank.

You should read this document together with the preliminary terms describing the offering and the related product supplement and prospectus, each of which can be accessed via the hyperlinks below.

As used in this document, “we,” “us” and “our” refer to Morgan Stanley or MSFL, or Morgan Stanley and MSFL collectively, as the context requires.

Preliminary Terms No. 929 dated May 12, 2016

Product Supplement for Auto-Callable Securities dated February 29, 2016 Prospectus dated February 16, 2016

MSFL and Morgan Stanley have filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents MSFL and Morgan Stanley have filed with the SEC for more complete information about MSFL, Morgan Stanley and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.